Exhibit 12.1

CLEARWATER PAPER CORPORATION

Computation of Ratio of Earnings to Fixed Charges

(In thousands)

	$000,000	$000,000	$000,000	$000,000	$000,000	$000,000
	Years Ended December 31,					Three Months Ended March 31, 2011
	2010	2009	2008	2007	2006
Earnings before income taxes	$76,196	$275,685	$15,337	$39,407	$33,263	$11,737
Add: Fixed charges	27,382	20,248	17,648	17,489	18,156	13,350
Subtract: Capitalized interest	(480)	—	—	—	—	(456)

Earnings available for fixed charges	$103,098	$295,933	$32,985	$56,896	$51,419	$24,631

Fixed charges:
Interest expense	$22,571	$15,505	$13,147	$13,000	$13,000	$11,333
Capitalized interest	480	—	—	—	—	456
Rental expense factor [1]	4,331	4,743	4,501	4,489	5,156	1,561

Total fixed charges	$27,382	$20,248	$17,648	$17,489	$18,156	$13,350

Ratio of earnings to fixed charges	3.8	14.6	1.9	3.3	2.8	1.8

[1]	“Rental expense factor” is the portion of rental expense estimated to be representative of the interest factor within rental expense.

The ratio of earnings to fixed charges is computed by dividing income before taxes plus fixed charges by fixed charges. Fixed charges consist of interest expense and the estimated portion of rental expense deemed by us to be representative of the interest factor of rental payments under operating leases.